                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 10) (1)

                                PRICESMART, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JACK MCGRORY
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 13, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 16)

----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 2 of 16


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Price Group LLC
     52-2255962
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   6,820,204 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   6,820,204 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,820,204 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 3 of 16


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Price Charities (formerly known as San Diego Revitalization Corp.)
     33-0898712
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0  (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   3,885,335  (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0  (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   3,885,335  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,885,335 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 4 of 16


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sol Price
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   891,759  (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   10,705,539  (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   891,759  (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   10,705,539  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,597,298  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 5 of 16


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert E. Price
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   610 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   13,836,863 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   610 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   13,836,863 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,837,473  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 6 of 16


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jack McGrory
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   7,470 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   10,710,749 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   7,470 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   10,710,749 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,219  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 7 of 16


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Murray Galinson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   19,970 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   10,705,539 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   19,970 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   10,705,539 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,725,509  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 8 of 16


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Keene Wolcott
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   20,600 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   0 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   20,600 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   0 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,600  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 9 of 16


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jose Luis Laparte
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   233,850 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   0 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   233,850 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   0 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     233,850  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 10 of 16


                  This Amendment No. 10 relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company, Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation, Sol Price, a natural person, Robert E. Price, a natural person, and Jose Luis Laparte, a natural person (collectively, the "Reporting Persons"), with the Securities and Exchange Commission ("SEC") on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007, and by Amendment No. 9 thereto, filed with the SEC on October 31, 2007 (such Schedule 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

     (a)-(b) The Reporting Persons presently may be deemed to beneficially own, in the aggregate and as a group, 15,016,332 shares of Common Stock (including options exercisable, and restricted stock awards vesting, within 60 days of the date of this filing for 120,420 shares of Common Stock), which represent approximately 50.5% of the outstanding Common Stock.((2)) The Reporting Persons, the Price Group Managers and the Price Charities Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 15,056,580 shares of Common Stock (including options exercisable, and restricted stock awards vesting, within 60 days of the date of this filing for 120,420 shares of Common Stock), which represent approximately 50.6% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of the Reporting Persons, the Price Group Managers and the Price Charities Directors and Officers is as follows:((3))

                               Price Group presently may be deemed to
                               beneficially own 6,820,204 shares of Common
                               Stock, which represent approximately 23.0% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and


----------------------
         (2) All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 29,635,560 shares of Common Stock estimated to be issued and outstanding as of June 30, 2007, as reported in the Form 10-Q, filed by PriceSmart with the SEC on July 3, 2007, plus (ii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.
         (3) Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the Price Charities Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include 6,820,204 shares held by Price Group, and the shares disclosed for each of the Price Charities Directors and Officers all include 3,885,335 shares held by Price Charities.

         Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 11 of 16


                               6,820,204 shares over which it may be deemed to have shared voting and dispositive power.

                               Price Charities presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 3,885,335 shares over which it may be deemed to have shared voting and dispositive power.

                               Mr. S. Price presently may be deemed to
                               beneficially own 11,597,298 shares of Common
                               Stock, which represent approximately 39.1% of the outstanding Common Stock, 891,759 shares over which he may be deemed to have sole voting and dispositive power and 10,705,539 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr.
                               S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                               Mr. R. Price presently may be deemed to
                               beneficially own 13,837,473 shares of Common
                               Stock, which represent approximately 46.7% of the outstanding Common Stock, 610 shares over which he may be deemed to have sole voting and dispositive power and 13,836,863 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr. R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                               Mr. McGrory presently may be deemed to
                               beneficially own the equivalent of 10,718,219 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 7,470 shares of Common Stock), which represent approximately 36.2% of the outstanding Common Stock, 7,470 shares over which he may be deemed to have sole voting and dispositive power and 10,710,749 shares over which he may be deemed to have shared voting and dispositive power.

                               Mr. Galinson presently may be deemed to
                               beneficially own the equivalent of 10,725,509 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 7,470 shares of Common Stock), which represent approximately 36.2% of the outstanding Common Stock, 19,970 shares over which he may be deemed to have sole voting and dispositive power and 10,705,539 shares over which he may be deemed to have shared voting and dispositive power.

                               Mr. Wolcott presently may be deemed to
                               beneficially own 20,600 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 600 shares of Common Stock), which represents approximately 0.1% of the outstanding Common Stock, 20,600 shares over which he may be deemed to have sole voting and dispositive power and no shares over which he may be deemed to have shared voting and dispositive power.

                               Mr. Laparte presently may be deemed to
                               beneficially own 233,850 shares of Common Stock (including options exercisable, and restricted stock awards vesting, within 60 days of the date of this filing for 104,880 shares of Common Stock and restricted stock awards vesting at least 60 days after the date of this

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 12 of 16


                               filing over which Mr. Laparte may exercise only voting control for 125,120 shares of Common Stock), which represents approximately 0.8% of the outstanding Common Stock, 233,850 shares over which he may be deemed to have sole voting and dispositive power and no shares over which he may be deemed to have shared voting and dispositive power.

                               Mr. Lynn presently may be deemed to beneficially own 6,820,204 shares of Common Stock, which represent approximately 23.0% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 6,820,204 shares over which he may be deemed to have shared voting and dispositive power.

                               Mr. Gorham presently may be deemed to
                               beneficially own 3,885,335 shares of Common
                               Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,885,335 shares over which he may be deemed to have shared voting and dispositive power.

                               Ms. Bahrambeygui presently may be deemed to beneficially own 10,745,787 shares of Common Stock, which represent approximately 36.3% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 10,745,787 shares over which she may be deemed to have shared voting and dispositive power.

                  Except as set forth below, to the extent any of the Reporting Persons, the Price Group Managers or the Price Charities Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the Reporting Persons, the Price Group Managers or the Price Charities Directors and Officers. The exceptions are as follows:

                               Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 18,805 shares of Common Stock with Rebecca Brewer (formerly Rebecca Price) and 18,805 shares of Common Stock with Sarah Price. Ms. Brewer is employed by the Price Family Charitable Fund, and Ms. S. Price is an actress.

                               Mr. McGrory may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price. Mr. B. Price is self-employed.

                               Ms. Bahrambeygui may be deemed to share voting and dispositive power over 40,248 shares of Common stock with Joe Satz. The principal occupation of Mr. Satz is employee of Price Group

                               The principal business address of each of Ms. Brewer, Ms. S. Price, Mr. B. Price and Mr. Satz is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                               None of Ms. Brewer, Ms. S. Price, Mr. B. Price and Mr. Satz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 13 of 16


                               Each of Ms. Brewer, Ms. S. Price, Mr. B. Price and Mr. Satz is a citizen of the United States of America.

                  Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                  Except for PriceSmart securities held by Price Charities, Price Charities disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                  Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                  Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                  Except for PriceSmart securities held by Mr. McGrory, either directly or through entities under his control, Mr. McGrory disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                  Except for PriceSmart securities held by Mr. Galinson, either directly or through entities under his control, Mr. Galinson disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                  Except for PriceSmart securities held by Mr. Wolcott, either directly or through entities under his control, Mr. Wolcott disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                  Except for PriceSmart securities held by Mr. Laparte, either directly or through entities under his control, Mr. Laparte disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to include the following information:

     As previously disclosed in Amendment No. 9 to Schedule 13D, which was filed with the SEC on October 31, 2007, the Reporting Persons agreed to act together with respect to the voting of their respective Common Stock. On November 13, 2007, the Reporting Persons entered into a written voting agreement (the "Voting Agreement") in order to formalize and define in more detail the scope and nature of their

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 14 of 16


     agreement. Under the Voting Agreement, the Reporting Persons will, during the term of the Voting Agreement, vote their respective Common Stock, on all matters subject to a vote by PriceSmart's shareholders, in the manner agreed by Reporting Persons holding a majority of the Common Stock held by the Reporting Persons. The term of the Voting Agreement commenced as of November 13, 2007 and continues until November 13, 2009.

     The foregoing description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 7 to the Schedule 13D and is hereby incorporated herein by reference.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following information:


         EXHIBIT NO.                    DESCRIPTION OF EXHIBIT

              7 Voting Agreement, dated as of November 13, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (filed herewith).

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 15 of 16


SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 15, 2007


                                        THE PRICE GROUP LLC

                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:        Jack McGrory
                                        Title:     Manager



                                        PRICE CHARITIES

                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:        Jack McGrory
                                        Title:     Executive Vice President


                                        SOL PRICE

                                        /s/ Sol Price
                                        ----------------------------------------


                                        ROBERT E. PRICE

                                        /s/ Robert E. Price
                                        ----------------------------------------


                                        JACK MCGRORY

                                        /s/ Jack McGrory
                                        ----------------------------------------


                                        MURRAY GALINSON

                                        /s/ Murray Galinson
                                        ----------------------------------------


                                        KEENE WOLCOTT

                                        /s/ Keene Wolcott
                                        ----------------------------------------


                                        JOSE LUIS LAPARTE

                                        /s/ Jose Luis Laparte
                                        ----------------------------------------

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 16 of 16


                                  EXHIBIT INDEX


     EXHIBIT NO.                    DESCRIPTION OF EXHIBIT

          1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on October 29,
                        2004).

          2 Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

          3 Grant Agreement, dated as of December 22, 2005, by and among Sol Price, the Sol and Helen Price Trust and San Diego Revitalization Corp. (incorporated by reference to
                        Exhibit 3 to Amendment No. 4 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on January 9,
                        2006).

          4 Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (incorporated by reference to Exhibit 4 to Amendment No. 5 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on February 14, 2006).

          5 Joint Filing Agreement, dated as of May 22, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott (incorporated by reference to Exhibit 5 to Amendment No. 8 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott with the SEC on May 22, 2007).

          6 Joint Filing Agreement, dated as of October 31, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (incorporated by reference to Exhibit 6 to Amendment No. 9 to Schedule 13D filed by Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte with the SEC on October 31, 2007).

          7 Voting Agreement, dated as of November 13, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (filed herewith).

                                                                       EXHIBIT 7


                                VOTING AGREEMENT


         This VOTING AGREEMENT (this "AGREEMENT"), dated as of November 13, 2007 (the "EFFECTIVE DATE"), is by and among THE PRICE GROUP, LLC, a California limited liability company , PRICE CHARITIES (formerly known as San Diego Revitalization Corp.), a California nonprofit corporation , SOL PRICE, a natural person, ROBERT E. PRICE, a natural person, JACK MCGRORY, a natural person, MURRAY GALINSON, a natural person, KEENE WOLCOTT, a natural person, and JOSE LUIS LAPARTE, a natural person (collectively, the "PARTIES").

         WHEREAS, each party is a beneficial owner (as defined by Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of capital stock of PriceSmart, Inc., a Delaware corporation (the "COMPANY");

         WHEREAS, the Parties beneficially own an aggregate of approximately 50.2% (fifty and two tenths of one percent) of the Company's issued and outstanding shares, par value $ 0.0001 per share (the "COMMON SHARES"); and

         WHEREAS, each Party desires to enter into an agreement pursuant to which each Party agrees to vote their respective Common Shares in the manner described below.

         NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements, representations and warranties set forth herein, and intending to be legally bound hereby, the parties to this Agreement hereby agree as follows:

         1. TERM. The term of this Agreement (the "TERM") shall commence on the Effective Date and shall continue in effect until November 13, 2009.

         2. PURPOSE. During the Term, on all matters subject to a vote by the Company's shareholders (including but not limited to the nomination, election, or removal of members of the Board of Directors of the Company), the Parties hereby agree to vote their respective Common Shares in the manner (including but not limited to voting for or against a particular matter, or abstaining to vote on a particular matter) agreed to by the Parties holding a majority of the outstanding Common Shares held by all the Parties.

         3. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission). All notices shall be delivered to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            If to The Price        7979 Ivanhoe Avenue, Suite 520
            Group:                 La Jolla, CA 92037
                                   Facsimile:  (858) 551-2314

                                                                       EXHIBIT 7


            If to Price            7979 Ivanhoe Avenue, Suite 520
            Charities:             La Jolla, CA 92037
                                   Facsimile:  (858) 551-2314

            If to Sol Price:       7979 Ivanhoe Avenue, Suite 520
                                   La Jolla, CA 92037
                                   Facsimile:  (858) 551-2314

            If to Robert Price:    7979 Ivanhoe Avenue, Suite 520
                                   La Jolla, CA 92037
                                   Facsimile:  (858) 551-2314

            If to Murray           7979 Ivanhoe Avenue, Suite 520
            Galinson:              La Jolla, CA 92037
                                   Facsimile:  (858) 551-2314

            If to Jack McGrory:    7979 Ivanhoe Avenue, Suite 520
                                   La Jolla, CA 92037
                                   Facsimile:  (858) 551-2314

            If to Keene Wolcott:   PriceSmart, Inc.
                                   9740 Scranton Road
                                   San Diego, CA 92121
                                   Facsimile:  (858) 404-8828

            If to Jose Luis        PriceSmart, Inc.
            Laparte                9740 Scranton Road
                                   San Diego, CA 92121
                                   Facsimile:  (858) 404-8828


         4. COUNTERPARTS. This Agreement may be executed by facsimile signature and in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument. Subject to the terms hereof, this Agreement shall not become effective until one or more counterparts have been signed by each party hereto and delivered to the other parties.

         5. ENTIRE AGREEMENT; ASSIGNMENT. This Agreement among the parties hereto: (a) constitutes the entire agreement among the parties with respect to the respective subject matter hereof and supersedes in their entirety any prior or contemporaneous oral or written discussions, negotiations, agreements or understandings between or among the parties with respect to such subject matter;
(b) is not intended to and shall not confer upon any other person not a signatory hereto any rights or remedies hereunder; and (c) may not be assigned by operation of law or otherwise without the prior written consent of each other party hereto, and any purported assignment in violation of this requirement shall be null and void AB INITIO. Subject to the preceding sentence, this

                                                                       EXHIBIT 7


AGREEMENT shall be binding on and inure to the benefit of, and is enforceable by, the respective parties hereto and their respective successors, permitted assigns, heirs, executors and administrators.

         6. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its conflicts or choice of law principles.

         7. AMENDMENT. Except as required by applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by all of the parties hereto.

            [The remainder of this page is intentionally left blank.]

                                                                       EXHIBIT 7


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.




THE PRICE GROUP LLC


By:  /s/ Jack McGrory                      Date:
     --------------------------------------
Name:    Jack McGrory
Title:   Manager


PRICE CHARITIES



By:  /s/ Jack McGrory                      Date:
     --------------------------------------
Name:    Jack McGrory
Title:   Executive Vice President





SOL PRICE


By:  /s/ Sol Price                         Date:
     --------------------------------------
Name:    Sol Price


ROBERT PRICE


By:  /s/ Robert Price                      Date:
     --------------------------------------
Name:    Robert Price


JACK MCGRORY



By:  /s/ Jack McGrory                      Date:
     --------------------------------------
Name:    Jack McGrory

                                                                       EXHIBIT 7


MURRAY GALINSON


By:  /s/ Murray Galinson                   Date:
     --------------------------------------
Name:    Murray Galinson


KEENE WOLCOTT


By:  /s/ Keene Wolcott                     Date:
     --------------------------------------
Name:    Keene Wolcott


JOSE LUIS LAPARTE



By:  /s/ Jose Luis Laparte                 Date:
     --------------------------------------
Name:    Jose Luis Laparte